Exhibit 17.4

October 10, 2012

Mr. David M. Nicholas

P.O. Box 681647

Park City, Utah 84068

Dear David:

Your most recent letter dated October 8, 2012, only affirms our position that it was in the best interests of all the Company’s shareholders that we requested your resignation.  In its diligent ongoing process to review all strategic alternatives to maximize shareholder value, including a potential sale of the Company, our Board’s Special Committee has worked tirelessly to create and maintain a level playing field and a fair and open process for all parties interested in acquiring the Company. We have also maintained a steadfast commitment to ensuring that no bidder receives an unfair advantage.

Your correspondence indicates that you don’t understand that a commitment to acting in the best interests of ALL shareholders and to maximizing shareholder value does not necessarily mean agreeing to sell the Company to a bidder preferred by you and then – Chief Executive Officer Michael Weiner, particularly at a time before the Board is able to create a process, with the assistance of its advisors, that facilitates an independent and unbiased review of the proposal and the various terms and conditions relating thereto against other alternatives that may be more likely to maximize value for ALL shareholders.  That was particularly so with respect to Longkloof’s publicly-announced interest in the Company given the personal relationships that Mr. Weiner has with the Longkloof group which had the potential to cause conflicts of interest given his role, prior to September 15, 2012, as then – Chief Executive Officer of the Company. Mr. Weiner’s repeated expressions of preference for the Longkloof group to be the ultimate buyer of the Company, his frequent communications with representatives of the Longkloof group and his unwillingness to respect the independent nature of the Special Committee presented numerous challenges for the Special Committee in its attempts to safeguard the integrity of its process and ensure a level playing field for all potential bidders. It also compelled the Special Committee to be especially vigilant in designing and implementing, with the assistance of our financial and legal advisors, a competitive strategic review process that invited and sought out participation from multiple bidders in an effort to ensure the greatest likelihood of identifying a transaction that would maximize shareholder value.  In that same spirit of seeking to have broad participation in our process, even when Longkloof’s proxy contest against the Company was still pending, the Special Committee went out of its way to invite Longkloof to participate in its process.

It would have been preferable and in the best interests of our shareholders if the Special Committee had been allowed to conduct its process for reviewing strategic alternatives without the numerous undue distractions that it has had to endure. Within a month of the Special Committee being formed, the Company received two publicly-announced unsolicited offers and was threatened with a proxy contest by the Longkloof group that would have allowed them to acquire control of the Company without being required to pay our shareholders a control premium for their shares.  The threatened proxy contest, in addition to being highly disruptive to the Special Committee’s process, caused the Company to incur significant expenses to ensure that the interests of our shareholders were protected and the integrity of the Special Committee’s process was safeguarded.

Rather than abandoning our strategic review process in the face of these numerous and difficult challenges, the Special Committee persevered in ensuring that a fair process was maintained that provided a level playing field for all potential bidders. Ultimately, the Special Committee was successful in negotiating a settlement agreement with the Longkloof group that resulted in the termination of their proxy contest and the related litigation and their commitment that, through the end of the year and subject to the terms of the settlement agreement, they would only pursue an acquisition of the Company through a consensual transaction.  The settlement agreement negotiated by the Special Committee facilitated our strategic review process by ensuring that the interest of potential bidders in the Company would no longer be “chilled” by a threatened proxy contest and the related litigation.

Given how strongly you opposed our efforts to seek a resolution of the proxy contest and your failure to take any action to protect our shareholders from the possible consequences of a proxy contest that sought control of our Company (and would have replaced all the independent members of the Board other than you), it is not surprising that you have been unwilling to acknowledge the extent to which the Special Committee’s efforts to preserve the integrity of its process has benefitted our shareholders.

It is clear that you and the members of the Special Committee will continue to have extremely different and contrasting views as to how best to serve the interests of the shareholders of New Frontier Media and how a member of the board of directors of a public company should comply with his or her fiduciary duties.  It is also clear that you still do not understand why a Special Committee needs to function independently free from potential conflicts of interest and why it is so critically important that a strategic review process overseen by a Special Committee be safeguarded from actions that could adversely affect the fairness and level-playing field required for a successful process. While you criticize the length of time the process has taken, you fail to acknowledge the numerous distractions that the Special Committee has had to contend with in managing its process and the culpability of those, including yourself, that have caused or contributed to these distractions.

While we appreciate a constructive dialogue with our shareholders, we believe your continuing self-serving public letter-writing campaign is yet another attempt to disrupt the Special Committee from focusing on its process to maximize value for ALL shareholders.  We believe that your departure from the Board will now enable the Special Committee to conclude its process without any further unnecessary distraction. If you are still a shareholder in the Company, you should be pleased to know that the Special Committee has made solid progress in advancing its process, despite your numerous efforts to distract us.  We hope you will respect the desire of the Board and its Special Committee to focus on concluding its process and discontinue your public letter writing.

Sincerely,

THE BOARD OF DIRECTORS OF NEW FRONTIER MEDIA, INC.